Exhibit 2.1

August 8, 2016
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

RE:	Side Letter regarding Pre-Closing Product Registration Transfer Process for Certain Remaining Day 2 Countries.

Dear Sir or Madam:

Reference is made to the Stock and Asset Purchase Agreement, dated as of March 1, 2015 (the “SAPA”), by and between Ethicon, Inc., a Delaware corporation and Cardinal Health, Inc., an Ohio corporation (“Buyer”), pursuant to which Buyer purchased the Business (as such term is defined in the SAPA) from Seller. Each capitalized term used and not defined in this letter agreement shall have the meaning assigned to it in the SAPA.

Seller and Cardinal Health Switzerland 515 GMBH, an Affiliate of Buyer (“Cardinal Switzerland”) are parties to the Transition Services Agreement (the “TSA”), dated October 2, 2015, pursuant to which Seller and certain of its Affiliates provide certain services to Cardinal Switzerland and its Affiliates to facilitate the transition of the Business.

Seller and Cardinal Switzerland are also parties to a Distribution Agreement (the “Distribution Agreement”) dated October 2, 2015, with respect to the Non-Principal Country Units, including those set forth in Exhibit A (each, together with each country into which they sell the Products, a “Day 2 Territory” and together, the “Day 2 Territories”), pursuant to which Seller has agreed to provide Distribution Services (as such term is defined in the Distribution Agreement) for the Day 2 Products (as such term is defined in the Distribution Agreement) in such Day 2 Territories until the applicable Closing for such Day 2 Territories (the “Day 2 Closings”).

In accordance with Section 11.05 of the SAPA, Seller and Buyer wish to amend Section 2.01(b) of the SAPA to permit Buyer and its Affiliates to undertake certain actions set forth below with respect to the Day 2 Products in the applicable Day 2 Territories in advance of the applicable Day 2 Closings (the “Closing Facilitation Steps”). For the avoidance of doubt, this letter agreement shall apply only to the Day 2 Products in the applicable Day 2 Territories, and shall not modify or otherwise affect the rights and obligations of Seller and its Affiliates or Buyer and its Affiliates in any other Non-Principal Country Unit.

In order to better position the Business in each Day 2 Territory to transfer to Buyer, Buyer may take, or cause Buyer’s Affiliates to take (and Seller hereby expressly consents to and shall cooperate with and use commercially reasonable efforts to assist Buyer with), the following Closing Facilitation Steps:

1.
Seller or its Affiliates in the Day 2 Territories shall deliver to Buyer, promptly following request from Buyer, product registration certificates and other applicable documentation required for Buyer to obtain market authorization holder registration for the Day 2 Products listed in the Distribution Agreement for such Day 2 Territory. Product registration certificates and other applicable documentation shall be provided in the local language if required by applicable Law and in English, where available.

2.
Promptly following the delivery of the certificates described in clause 1 above, Buyer shall initiate the local regulatory processes required to obtain requisite marketing authorization, permissions, approvals and other documentation (collectively, the “Product Licenses”) from the Food and Drug Administration or similar Governmental Entity of the applicable Day 2 Territory (for each Day 2 Territory, the “Regulatory Authority”) necessary to allow the Buyer to market and sell the Day 2 Products upon the applicable Day 2 Closing.

3.
Seller shall use commercially reasonable efforts to assist Buyer in effecting the Closing Facilitation Steps, including providing all information requested by Buyer to Buyer on a timely basis, and attending such meetings (in person or telephonically) with the applicable Regulatory Authority, in each case as may be required by applicable Laws or practices or as may be reasonably requested by Buyer in connection with the Closing Facilitation Steps.

4.
For each Day 2 Territory, Buyer or an Affiliate or representative thereof shall notify Seller of the receipt of the applicable Product Licenses from the applicable Regulatory Authority as soon as practical (and in any event not later than 10 days) after receipt by Buyer. Seller shall have no liability for any Damages (as such term is defined in the SAPA) including importation delays or disruption to Business operations in the applicable Day 2 Territory, caused by or arising out of Buyer’s failure to deliver such notice to Seller. Upon the receipt of the applicable Product Licenses in such Day 2 Territory from the applicable Regulatory Authority, Buyer shall fully assume all responsibility for holding and maintaining such Product Licenses including the performance of all legal, regulatory, quality assurance, compliance and other obligations stemming from ownership of such Product Licenses and, notwithstanding any provisions of the SAPA, the TSA, the Distribution Agreement or any other Transaction Documents to the contrary, Seller and its Affiliates shall bear no liability to Buyer or its Affiliates with respect thereto and shall be indemnified by Buyer against any third-party claims resulting therefrom.

5.
In the event that Buyer receives the applicable Product Licenses required to market and sell the applicable Day 2 Products in a Day 2 Territory prior to such Day 2 Closing and, as a consequence, Seller and its Affiliates are no longer able to import, sell or distribute Product in such Day 2 Territory, Buyer agrees to (i) waive any claim against Seller or its Affiliates under the SAPA, the TSA, the Distribution Agreement or any other Transaction Document with respect to the performance of the applicable Service (as such term is defined in the TSA), and (ii) indemnify Seller against any Damages resulting therefrom.

6.
Provided Seller has complied with its obligations in the SAPA and clause 3 above, Buyer acknowledges and agrees that the risk of any Damages incurred by the Business arising from Buyer filing to obtain and/or receiving the applicable Product Licenses in advance of the applicable Day 2 Closing shall be solely born by Buyer. Buyer takes full responsibility to establish appropriate Day 2 Product inventories at Buyer’s expense prior to the transfer of such Product Licenses or the issuance of Product Licenses in the name of Buyer or an Affiliate thereof, as applicable, in order to mitigate any Business disruption stemming from such transfer or issuance. Buyer shall use commercially reasonable efforts to obtain the necessary Product Licenses for each Day 2 Territory on or prior to such Day 2 Closing.  In the event that Buyer is unable through no fault of its own to obtain such Product License on or prior to the respective Day 2 Closing, and Buyer believes that additional post-closing regulatory support for the Products (“Post-Closing Services”) is required, Buyer shall promptly notify Seller and request such Post-Closing Services. The terms and duration of such Post-Closing Services, if any, shall be as mutually agreed upon by the parties.

7.
Provided Seller has complied with its obligations in the SAPA and clause 3 above, Buyer shall indemnify and hold harmless Seller against and from any and all Damages which Seller and any Seller Indemnities may incur or suffer to the extent such Damages arise out of or result from the Closing Facilitation Steps set forth in this letter agreement, including any Damages that Seller and its Affiliates may incur due to any action by a third-party service provider, distributor or other agent engaged by Buyer to assist in the Closing Facilitation Steps or receive any Product License on behalf of Buyer (each a “Third Party Market Authorization Holder”)

in accordance with the provisions of Article X of the SAPA. Buyer agrees and acknowledges that Seller and its Affiliates and Service Providers (as such term is defined in the TSA) are not party to any agreement or arrangement between Buyer and any Third Party Market Authorization Holder, and Seller and its Affiliates and Service Providers shall not be liable in any way for any claims arising out of or any Damages suffered by either Buyer or such Third Party Market Authorization Holder or such party’s affiliates and assigns pursuant thereto.

In the event that a Regulatory Authority for an applicable Day 2 Territory enacts any rule, regulation or other regulatory guideline that would prohibit Seller or its Affiliates or Buyer or its Affiliates from completing the actions contemplated herein or as required by the SAPA, the parties shall reasonably cooperate to reassess the approach and modify the terms of this letter agreement as may be necessary.

Except as expressly set forth herein, this Letter Agreement shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of Seller or Buyer or their respective Affiliates under the SAPA or other Transaction Documents, and, except as otherwise expressly agreed to herein, shall not alter, modify or amend any of the terms, conditions, obligations or agreements of Seller or Buyer or their respective Affiliates contained in the Transaction Documents, all of which shall continue in full force and effect.

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If this letter agreement is acceptable to you, please so indicate by signing below, at which time this letter will become binding upon the parties hereto as of the date first written above.

Sincerely,

ETHICON, INC.

/s/ Alan Rae
Name:	Alan Rae
Title:	Vice President New Business Development

Acknowledged, accepted and agreed to as of the date first written above:

CARDINAL HEALTH, INC.

/s/ Mike Kaufmann
Name: Mike Kaufmann
Title: Chief Financial Officer

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